EXHIBIT 11.1

SMARTIRE SYSTEMS INC.

COMPUTATION OF LOSS PER SHARE

The Company's financial statements have been prepared in accordance with United States Generally Accepted Accounting Principles ("GAAP").

	Three Months Ended January 31, 2003	Three Months Ended January 31, 2002
($000's except per share data)
Net income (loss) in accordance with GAAP	$(2,130)	$(2,099)
Weighted average number of common shares	21,928,214	16,504,152
Diluted weighted average number of shares	21,928,214	16,504,152
Basic and diluted income (loss) in accordance with United States GAAP	$(0.10)	$(0.13)